UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Bioverativ Inc.

(Name of Subject Company (Issuer))

BLINK ACQUISITION CORP.

SANOFI-AVENTIS NA HOLDING, INC.

SANOFI-AVENTIS AMERIQUE DU NORD

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09075E100

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,607,426,221.36	$1,445,124.56

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Bioverativ Inc. (“the Company”), at a purchase price of $105.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., New York City time, on February 1, 2018 (the most recent practicable date): (i) 108,223,091 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 2,159,852 options, representing the right to purchase (subject to the terms thereof) an aggregate of 2,159,852 shares of Company Common Stock, that were issued and outstanding, and (iii) restricted stock units with respect to an aggregate of 1,055,593 shares of Company Common Stock that were issued and outstanding.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,445,124.56	Filing Party: Sanofi; Blink Acquisition Corp.; Sanofi-Aventis NA Holding, Inc.; and Sanofi-Aventis Amerique Du Nord

Form or Registration No.: Schedule TO	Date Filed: February 7, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) is filed by (i) Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, (iii) Sanofi-Aventis NA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“SANH”), and (iv) Sanofi-aventis Amérique du Nord, a French société par actions simplifies and a wholly-owned subsidiary of Parent (“SADN”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Bioverativ Inc., a Delaware corporation (the “Company”), at a purchase price of $105.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at the Offer Expiration Time, and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Offer Expiration Time, a total of 70,727,480 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 65.2% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Tender Condition.

All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Offer Expiration Time.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and net of any required tax withholding, other than (i) Shares owned by Purchaser, Parent, or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury) or by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time or (iii) Shares held by any stockholder that is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares.

Following the Merger, the Shares will no longer be listed on the NASDAQ and will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2018

Blink Acquisition Corp.

By:	/s/ William J. Sibold
Name: William J. Sibold
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Sanofi-Aventis NA Holding, Inc.

By:	/s/ William J. Sibold
Name: William J. Sibold
Title: President

Sanofi-Aventis Amerique Du Nord

By:	/s/ Philippe Grillet
Name: Philippe Grillet
Title: General Manager